

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 3561

October 16, 2008

Mr. John R. Schimkaitis
President and Chief Executive Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

> **RE:** **Chesapeake Utilities Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 1-11590**

Dear Mr. Schimkaitis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief